Rule 12b-1 Related Agreement

May 1, 2008

Ameritas Investment Corp. 5900 “O” Street Lincoln, NE 68510

EquitTrust Marketing Services, LLC

5400 University Avenue

West Des Moines, Iowa 50266

Ladies and Gentlemen:

This letter will confirm our understanding and agreement with respect to payments to be made to you, as distributor and underwriter of certain variable annuity and variable life insurance contracts (“Contracts”) issued by your affiliate Farm Bureau Life Insurance Company (“Insurer”), pursuant to a Distribution Plan (the “Plan”) adopted by Summit Mutual Funds, Inc. (the “Corporation”), on behalf of each class of shares of the Corporation (“Fund”) set forth on Schedule A, pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”). The Funds are offered pursuant to a participation agreement, dated September 19, 2001 and amended effective as of May 1, 2008, under which the Fund has agreed to make shares of certain Funds available for purchase by one or more of the Insurer’s separate accounts or divisions thereof, in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts. The Plan and this letter agreement (the “Rule 12b-1 Agreement”) have been approved by a majority of the Board of Directors, including a majority of the Board of Directors who are not “interested persons” of the Corporation, as defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in this or any other Rule 12b-1 Agreement (the “Disinterested Directors”), cast in person at a meeting called for the purpose of voting thereon. Such approval included a determination by the Board of Directors that, in the exercise of its reasonable business judgment and in light of its fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Fund’s shareholders.

1. We shall pay you a fee as described on Schedule A for the following services to Fund shareholders and/or beneficial owners who own Contracts: distribute sales literature, answer routine inquiries about the Funds or Corporation, assist shareholders in the establishment and maintenance of Contract owner purchase and redemption transactions as they relate to the Funds, invest Fund dividend and capital gain distributions on behalf of Contract owners, provide other information and services as the Fund shareholder reasonably requests in the establishment and maintenance of Contract owners’ investments in Fund shares.

You agree that all activities conducted under this Rule 12b-1 Agreement will be conducted in accordance with the Plan, as well as all applicable state and federal laws, including the Act, the Securities Exchange Act of 1934, the Securities Act of 1933 and any applicable rules of the Financial Industry Regulatory Authority.

2. You shall furnish us with such information as shall reasonably be requested by the Board of Directors, on behalf of the Fund, with respect to the fees paid to you pursuant to this Rule 12b-1 Agreement.

3. We shall furnish to the Board of Directors, for its review, on a quarterly basis, a written report of the amounts expended under the Plan by us and the purposes for which such expenditures were made.

4. This Rule 12b-1 Agreement may be terminated with respect to a Fund listed on Schedule A hereto by the vote of (a) a majority of Class F shareholders of such Fund, or (b) a majority of the Disinterested Directors, on 60 days’ written notice, without payment of any penalty. In addition, this Rule 12b-1 Agreement will be terminated by any act which terminates the Plan or the Distribution Agreement between the Corporation and us and shall terminate immediately in the event of its assignment. This Rule 12b-1 Agreement may be amended by us upon sixty (60) days’ written notice to you. You shall be deemed to have consented to such amendment upon the transmittal of any purchase orders on behalf of a separate account following the expiration of such notice period.

5. This Rule 12b-1 Agreement shall become effective on the date accepted by you and shall continue in full force and effect so long as the continuance of the Plan and this Rule 12b-1 Agreement are approved at least annually by a vote of the Board of Directors of the Corporation and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting thereon. All communications to a party should be mailed to the address, or sent via facsimile to the facsimile number, specified below. Any notice or other communication shall be deemed to be duly given if mailed to the address or faxed to the facsimile number specified below.

Ameritas Investment Corp.

By:	/s/ Gregory C. Sernett
Gregory C. Sernett, Vice President and Chief Compliance Officer

Address:	Ameritas Investment Corp.
5900 “O” Street
Lincoln, NE 68510

Facsimile:	402-467-6945

Accepted:

EquiTrust Marketing Services, LLC

By:	David T. Sebastian
David T. Sebastian
President

Address:	EquiTrust Marketing Services, LLC
5400 University Avenue West Des Moines, IA 50266

Facsimile:	515-226-6209

Schedule A

to the

Rule 12b-1 Related Agreement

A.	Class of Shares of the Corporation Subject to this Agreement:

Summit S&P MidCap 400 Index Portfolio – Class F

Summit Russell 2000 Small Cap Index Portfolio – Class F

Summit EAFE International Index Portfolio – Class F

B.	For all services rendered pursuant to the Rule 12b-1 Agreement, we shall pay you a fee calculated as follows:

Fee of 0.20% of the average daily net assets of the Fund (computed on an annual basis and payable each calendar quarter) which are owned of record by your firm as nominee for your customers or which are owned by those customers of your firm whose records, as maintained by the Corporation or its agent, designate your firm as the customer’s dealer or service provider of record.

We shall make the determination of the net asset value, which determination shall be made in the manner specified in the Fund’s current prospectus, and pay to you, on the basis of such determination, the fee specified above, to the extent permitted under the Plan.

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